

April 25, 2012

Via E-mail
Travis Meyer
President
Midwest Holding Inc.
8101 "O" Street, Suite S111
Lincoln, Nebraska 68510

      Re: Midwest Holding Inc.
             Amendment No. 3 to Registration Statement on Form 10-12G
             Filed April 13, 2012
             File No. 000-10685

Dear Mr. Meyer:

We have reviewed your amended filing together with your correspondence and we have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing again, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe another amendment is appropriate, please tell us why in your response.

After reviewing any further amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Consolidated Financial Statements for the Period Ended September 30, 2011

Note 2. Business Acquisitions, page F-14

1. Please refer to your disclosure in response to comment five. While you state in your disclosure that Security Capital has not conducted operations apart from raising capital, you also disclose that your investment increased in value subsequent to the recognized impairment in 2009. Since it appears that you recorded an impairment charge in 2009 due to a lack of projected cash flows, please revise your disclosure to explain why the value of the previously held interest increased. Also, it appears that fair value for your previously held interest was based on Security Capital's assets. Disclose the composition of Security Capital's assets and liabilities in 2009 when you determined the fair value of your investment was zero and how the assets and liabilities of Security Capital changed

since 2009. Describe the nature of the financial instruments held by Security Capital when you obtained control and how you determined the fair value of these assets.

Note 4. Investments, page F-17

2. Please revise the disclosure you provided in response to prior comment six to identify and separately quantify the material general obligations investment by state or political subdivision. In addition, describe the nature of activities supporting the special revenue bond separately quantified on page F-18.

Consolidated Financial Statements for the Period Ended December 31, 2010
Note 4. Fair Values of Financial Instruments, page F-43

3. Please refer to your revised disclosure in response to comment eight. It appears that management's policy to record these investments at cost only takes into consideration the purchase price and not an exit price to sell the asset. It appears that the exit price may be considerably different from cost for a development stage company. Explain to us how management's policy complies with the fair value definition in ASC 820-10-20 and revise your disclosure accordingly.

Note 6. Reinsurance, page F-47

4. Please refer to your revised disclosure in response to comment 10. Please revise your disclosure to describe the deferred annuities you assumed under the agreement. Furthermore, while ASC 944-605-25-3, referred to in your response, addresses the revenue recognition of premiums for traditional long-duration contracts, such as whole-life, your disclosure does not address your basis for recognizing the amounts related to the deferred annuities in the income statement. Revise your disclosure to discuss the basis for your accounting treatment of these annuities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Keira Ino at (202) 551-3659 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey Riedler

Jeffrey Riedler
Assistant Director

cc: David J. Routh, Esq.
   Cline Williams Wright Johnson & Oldfather, L.L.P.
   233 South 13th Street -1900 U.S. Bank Building
   Lincoln, Nebraska 68508